Sangamo BioSciences, Inc.
501 Canal Boulevard, Suite A100
Richmond, California 94804
June 6, 2006
VIA EDGAR AND FACSIMILE NO. 202-772-9217
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler Assistant Director Division of Corporation Finance

Re:	Sangamo BioSciences, Inc. Registration Statement on Form S-3 Filed May 26, 2006 File No. 333-134516
Dear Mr. Riedler:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Sangamo BioSciences, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective on Wednesday, June 7, 2006, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.
In connection therewith, the Company acknowledges that:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
SANGAMO BIOSCIENCES, INC.

By:	/s/ Edward O. Lanphier II

Name:Edward O. Lanphier II Title:Chief Executive Officer

cc:	Song P. Brandon, Division of Corporation Finance